UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           FORM U-9C-3

              QUARTERLY REPORT PURSUANT TO RULE 58





                       UNITIL CORPORATION
              (Name of Registered Holding Company)

     6 Liberty Lane West, Hampton, New Hampshire 03842-1720
            (Address of principal executive offices)


                   ITEM 1 - ORGANIZATION CHART

Name of        Energy    Date of  State of  Percentage  Nature of
reporting      or        organiz  organiz   of voting   business
company        gas-      ation    ation     securites
               related                      held

(Indentation indicates subsidiary relationship)

Unitil Corporation

  Unitil       Energy    5/26/93   NH        100%       Energy
  Resources,                                            Brokering &
  Inc.                                                  Consulting
                                                        Services


Description of Various Energy Brokering & Consulting Services
Undertaken by Unitil Resources, Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visits other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services

Unitil Resources Inc. is Unitil Corporation's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C., collectively "Usource", to operate its Internet-based brokering and related energy products and services businesses. Usource, Inc. is a wholly owned subsidiary of Unitil Resources, Inc. and an indirect subsidiary of Unitil Corporation. Usource L.L.C. is an affiliate of Usource, Inc.

Usource is an Internet-based energy marketplace that provides customers access to a customer-driven auction process for energy commodities and to a suite of value-added energy products, services and tools. Usource runs on the transactional-based software and energy commodity Exchange developed and licensed by Enermetrix.com to assist customers with their energy procurement process and to ensure highly competitive, time-sensitive bids from energy suppliers. Through the Usource home page, energy consumers and energy suppliers are able to conduct transactions involving energy commodities using the advantages of transactional e-commerce. Usource will provide energy service providers with an Internet-based energy marketplace to offer energy consumers products and services. Usource will also provide data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource LLC are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource LLC is not included in the financial statements that follow.


    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
                          CONTRIBUTIONS

Associate       Reporting        Type of         Net change in
company         company          transaction     contributions
advancing funds receiving funds

Unitil          Unitil           Capital         $3,200,000
Corporation     Resources, Inc.  contribution






                 ITEM 3 - ASSOCIATE TRANSACTIONS

     Part I - Transactions Performed by Reporting Companies on
Behalf of Associate Companies

None.

     Part II - Transactions Performed by Associate Companies on
Behalf of Reporting Companies

Associate      Reporting       Types     Direct    Indirect  Cost    Total
company        company         of        costs     costs     of      amount
rendering      receiving       services  charged   charged  capital  billed
services       services        rendered

Unitil         Unitil          Admin    $224,609   $211,149   $0   $435,758
Service Corp   Resources,      and
               Inc.            General



Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the third quarter of 2000 included regulatory, finance, accounting, marketing, energy management and administrative services.



            ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                     (Dollars in Thousands)


Investments in Energy-related Companies:
    Total consolidated capitalization as
       of September 30, 2000                  $163,117
    Total capitalization multiplied by 15%      24,468

    Greater of $50 million or line 2                             $50,000

Total current aggregate investment:
   Energy-related business:
        Unitil Resources, Inc.                  4,290

        Total current aggregate investment                4,290

Difference between the greater of $50
million or 15% of capitalization and the
total aggregate investment of the
registered holding company system (line 3
less line 4)                                                     $45,710


Investments in Gas-related Companies

None.





                   ITEM 5 - OTHER INVESTMENTS

Major line of     Other            Other           Reason for
energy-related    investment in    investment in   difference in
business          last U-9C-3      this U-9C-3     other
                  report           report          investment

Energy            $10,000*            $0              n/a
Brokering and
Consulting



*   The initial investment by Unitil Corporation in Unitil
Resources, Inc. was $10,000.




           ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

             A.   Financial Statements - Page 1 of 2

                     Unitil Resources, Inc.
        (A Wholly-owned Subsidiary of Unitil Corporation)

                          BALANCE SHEET
                           (UNAUDITED)


          ASSETS:                                     September 30,
                                                           2000

          Investment in Associated Companies           $3,111,133

          Current Assets:
             Cash                                         302,948
             Accounts Receivable                            1,772
             Accounts Receivable from Assoc Companies     217,062
             Notes Receivable from Assoc Companies        525,000

                Total Current Assets                   $1,046,782

             Total Assets                              $4,157,915


          LIABILITIES AND STOCKHOLDER'S EQUITY:

          Current Liabilities:
             Notes Payable                               $694,637
             Accounts Payable                             136,597
             Taxes Accrued                                 67,558

                Total Current Liabilities                $898,792

          Stockholder's Equity:
             Common Stock, $1.00 par value
                Authorized - 10,000 shares
                Outstanding - 10,000 shares                  $100
          Premium on Common Stock                           9,900
          Miscellaneous Paid in Capital                 4,290,000
          Retained Earnings                            (1,040,877)

                Total Stockholder's Equity             $3,259,123

          Total Liabilities and Equity                 $4,157,915




        ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS cont.

             A.   Financial Statements - Page 2 of 2

                     Unitil Resources, Inc.
        (A Wholly-owned Subsidiary of Unitil Corporation)

                      STATEMENT OF EARNINGS
                           (UNAUDITED)


                                         Three Months    Nine Months
                                             Ended          Ended
                                         September 30, September 30,
                                             2000           2000
       Revenues:
          Electric Revenues                     $0         ($1,411)
          Service Revenues                       0          32,453
          Services to Assoc Companies      122,001         216,417

             Total Revenues               $122,001        $247,459

       Operating Expenses:
          Purchased Power                  ($2,014)       ($20,059)
          Depreciation and Amortization          0          52,467
          Administrative and General       129,400         650,719
          Provision for Income Taxes        (2,677)       (152,516)

             Total Operating Expenses     $124,709        $530,611

       Operating (Loss) Income             (2,708)        (283,152)

          Nonoperating Income               1,026            1,141

       Income(Loss) before Interest Exp    (1,682)        (282,011)

          Interest Expense, net              1,079          17,594

       Net (Loss) Income                  ($2,761)       ($299,605)




                           B. Exhibits
                              None.




                            SIGNATURE




Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.





                                        Unitil Corporation





                                        By: /s/    Mark H. Collin


                                                   Mark H. Collin
                                                   Treasurer




Dated: November 28, 2000